Exhibit 12.1
Green Bankshares, Inc.
Ratio of Combined Fixed Charges and Preferred Dividends to Earnings

	2008	2007	2006	2005	2004
Fixed charges:
Interest expense — deposits	$58,090	$61,372	$36,090	$23,481	$12,199
Interest expense — other borrowings	17,401	20,601	9,310	4,924	3,859
Amortized premiums, discounts and capitalized expenses related to indebtedness	2	—	—	—	—
Interest expense — rentals
Preferred dividend requirement	143	—	—	—	—

Total fixed charges:	$75,636	$81,973	$45,400	$28,405	$16,058

Earnings:
Pretax earnings	$(10,008)	$38,520	$34,452	$22,837	$19,227
Fixed charges above	75,636	81,973	45,400	28,405	16,058
Amortization of capitalized interest	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—
Pretax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	—

Less:
Interest capitalized	—	—
Preference securities dividend requirements of consolidated subsidiaries	—	—
Minority interest in pre-tax income of subsidiaries that have not incurred fixed charges	—	—

Total earnings	$65,628	$120,493	$79,852	$51,242	$35,285

Ratio of fixed charges to earnings: (1)
Excluding interest on deposits	$(10,008)	287%	470%	564%	598%
Including interest on deposits	$(10,008)	147%	176%	180%	220%
(1) If a ratio indicates less than one-to-one coverage, the dollar amount of the deficiency is presented.
Note: For this calculation, the preferred dividend is shown in Pre Tax dollars.